FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

02 APR -9 AM 9:0?

FOSTER'S
GROUP
Inspiring Global Enjoyment

02028732

005326

PRESS RELEASE

Fosters Brewing Group

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The following announcement was made to the Australian Stock Exchange Limited today.

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MAY 1 4 2002
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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

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BERINGER BLASS
WINE ESTATES
EST 1876.

10 April 2002

Beringer Blass acquires Marlborough vineyard to underpin growth plans for its New Zealand operations

Beringer Blass Wines Estates (Beringer Blass), a global leader in premium wine and a major division of Foster's Group, today announced the acquisition by its New Zealand operations of a small vineyard in the highly esteemed Marlborough region.

The 16 hectare (40 acre) Hawkesbridge Vineyard was purchased to secure premium fruit supply from this high-demand region. The acquisition also includes a modern dwelling with cellar door capability, an award-winning brand (Hawkesbridge) and some plant and equipment.

The vineyard is expected to provide 40 tonnes of fruit in the 2002 harvest, increasing to 126 tonnes at full bearing in vintage 2005. Plantings are primarily of Sauvignon Blanc and Chardonnay, along with small quantities of Pinot Noir and Pinot Gris.

Further Information
Media:
Rell Hannah, Director Corporate Affairs (Asia Pacific)
Telephone 61 3 8626 3007 or 61 (0) 419 369 075
Analysts:
Michael Roberts, Manager Capital Markets, Telephone 61-3-9633-2273

www.beringerblass.com

Beringer Blass Wine Estates is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. The business represents 60% of the assets of Australian-listed premium beverage company Foster's Group.